Mail-Stop 4561
							January 10, 2006

Via facsimile and U.S. Mail
Mr. James W. Lokey
President and Chief Executive Officer
Mid-State Bancshares
P.O. Box 6002
Arroyo Grande, California 93421-6002

Re:    Mid-State Bancshares
                     Preliminary Proxy Statement
	         File No. 000-23925
                     Filed December 18, 2006

Dear Mr. Lokey:

      We have limited our review of your filing to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
Table of Contents
1. Revise the table to include sections for the Proposals and include the language of the Proposals. In this regard, "The Special meeting" might be revised to include such information. In addition, add a proxy card either as an Appendix or as part of the proxy.





Questions and Answers, page ii
2. Revise to add a Q&A for dissenters` rights. In that Q&A, explain what dissenters must do and not do to perfect their rights. Also, include a cross reference to the appropriate section in the body of the proxy.
3. Revise to add a Q&A that addresses what consideration will be received in the merger for each share and any other securities, e.g., options,etc.
4. Revise to add a Q&A addressing whether receipt of cash by holders will be taxable.

The Merger, page 2
5. Revise the first paragraph to also disclose that if 10% dissent, the merger will not be consummated, or disclose that this is a waivable condition.
6. Revise the disclosure on page 3 to identify all parties to the voting agreement.
Benefits to Certain Officers and Directors in the Merger, page 4
7. Revise the bullets as follows:
* Bullet one should be revised to clarify if they will be cashed out and the total compensation, i.e., the difference between the exercise price and the $37.00, should be disclosed.
* If a significant number of options are not vested, i.e., more than
10%, disclose the dollar value of those unvested option.
* Separately disclose the compensation for Mr. Lokey and other named executives (Executive Compensation named executives); revise bullet two to quantify any increased compensation in the new agreement; revise to quantify the compensation of the retention agreements; revise bullet five to name those executives and quantify the payments; and, revise bullet six to quantify Carrol Pruett`s compensation under the change in control agreement.

Security Ownership ..., page 9
8. Revise to include the amounts and percents as of the most recent practicable date in the next revised preliminary proxy. Any changes when the record date is set can be made at a later date.



The Merger
Background of the Merger, page 10
9. Revise to briefly discuss why the Board did not pursue or consider other potential buyers during the period January 2006 through the signing of the merger agreement.
10. Revise the fourth paragraph on page 10 to disclose how many "institutions that might have an interest in acquiring Mid-State" were discussed and how these other institutions came to the Board knowledge.

Recommendations of, and Factors Considered by, ..., page 12
11. Revise to address whether or not the Board considered putting the
Company up for sale or otherwise expanding the search for other potential acquirors. If not, explain why the Board did not consider other possible suitors. If the Board did consider other potential acquirer`s, please discuss why they ultimately chose to negotiate with Rabobank.

Fairness Opinion - page 13
12. Provide the staff with all reports, opinions, exhibits or other materials provided by Sandler O`Neill to Mid-State`s officers or directors.

Present Value Per Share-Based on ..., page 19
13. With regard to the last paragraph herein, and with a view towards additional disclosure, supplementally advise the staff as to Sandler
O`Neill`s holding of Mid-State (both long and short) at January 1, 2006 and any subsequent purchases through November 1, 2006

Dissenting Shareholders` Rights..., page 23
14. Revise to add disclosure at the bottom of page 22 clarifying what happens if no proxy is returned, e.g., does that constitute a waiver of dissenters` rights, does it constitute a vote against the merger, etc. In this regard, revise the disclosure to list, using bullets, the exact procedures to be followed in order to perfect dissenters` rights, including any addresses where notice is required and information that must be transmitted in any such notices.
15.
Revise the penultimate paragraph at the bottom of page 22 and the last bold print sentence therein to clarify that "the Board believes" the fair market value is likely to be less than $37.00 and disclose the basis for this belief, e.g., recent cases before the Delaware authorities where holders received less than the merger offer.

Litigation Relating to the Merger, page 23
16. With regard to the alleged breach of fiduciary duties by the Directors, revise to disclose any specific allegations made. With regard to the phrase "among other things", clarify if any other allegations besides the breach of fiduciary duties is alleged.

Interests of Certain Persons in the Merger, page 24
17. Revise each subsection to quantify, where possible, in dollar terms, the increase from current arrangements and/or agreements.

Where You Can Find More Information, page 32
18. Revise the bullets on page 33 to specifically list all of the documents incorporated, including the Form type, date filed, and file number. In this regard, all Forms 10-Q and 8-K since the last Form 10-K was filed should be listed. In addition, a future incorporation of all subsequently filed documents before the meeting date should be included.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419.


						Sincerely,


						Chris Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (805) 545-8599
	Ken Moore, Esq.
	Reitner Stuart & Moore
	1319 Marsh Street
	San Luis Obispo, California 93401
Mr. James W. Lokey
Mid-States Bancshares
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